EXHIBIT 99.1

For Immediate Release 22-54-TR	Date:	October 3, 2022

Reason for Inspiration: Teck Contributes $5M Towards BCIT INSPIRE Campaign

Donation to support campus redevelopment and teaching and learning innovations

Vancouver, B.C. — BCIT and Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that Teck is contributing $5 million to the BCIT INSPIRE Campaign. The donation, which represents the second-largest total contribution to the campaign to date, will support campus redevelopment and new teaching and learning innovations as well as expand the use of antimicrobial copper across BCIT’s campuses.

Of Teck’s contribution, $1.4 million was provided in capital funding to the recently completed Health Sciences Centre (HSC) which will also be home to the Teck Copper Café. The new building will be instrumental in training new healthcare professionals in B.C. each year.

The remainder of Teck’s donation - $3.6 million – will support the new $220 million BCIT Trades and Technology Complex. Once completed, the new complex will build capacity for 700 new full-time student spots annually which will help meet the growing demand for skilled trades professionals in British Columbia over the next 10 years. The complex will feature leading-edge learning tools and revitalized spaces to foster integrated learning and simulate real-world environments.

Additionally, through Teck’s ongoing Copper and Health program partnership with BCIT, Teck has now installed 1,595 antimicrobial copper surfaces on high-touch surfaces across 11 buildings at the BCIT Burnaby campus with plans to install at the Downtown, Annacis Island, and Aerospace Technology campuses.

The installation of antimicrobial copper surfaces provides an added layer of protection for students, staff and faculty, and creates a safe environment to limit the spread of infection from communicable diseases. Copper has unique antimicrobial properties and is proven effective in eliminating up to 99.9% of harmful bacteria within two hours of contact. When installed in high-touch, high-traffic locations, antimicrobial copper can help reduce the spread of infection.

The product provided for this project, known as Copper Clean by Coptek, is manufactured in Canada.

Quotes:

Don Lindsay, Executive Vice Chair, Teck –

“BCIT continues to show their leadership providing innovative and world leading career training for professions and trades in British Columbia. New facilities like the Health Sciences Centre and Trades and Technology Complex will help BCIT to equip students with the skills needed for the jobs of tomorrow. We are proud to make this contribution to the BCIT INSPIRE Campaign to facilitate expanded training for a new generation of healthcare and trades professionals.”

Paul McCullough, Interim President of the British Columbia Institute of Technology

“Today’s contribution from Teck builds on the longstanding history of partnership and collaboration between our two organizations. The Trades and Technology Complex and the Health Sciences Centre contribute to the fulfilment of dynamic new learning environments and ensure BCIT can continue to provide industry-focused training for job-ready students. Alongside partners like Teck, BCIT is creating campuses that support economic recovery, growth, and resilience in BC.”

Media downloads: click here

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About the British Columbia Institute of Technology

For nearly 60 years, the British Columbia Institute of Technology (BCIT) has been delivering flexible, relevant, and future-proof education that prepares learners to provide applied solutions to industry challenges. As one of BC’s largest post-secondary institutes with five campuses, more than 300 programs, and over 45,000 students enrolled each year, BCIT connects education, industry, and government in building an agile workforce with sustained and meaningful impact. Learn more at www.bcit.ca

About the INSPIRE Campaign

The INSPIRE Campaign is the largest fundraising initiative in BCIT’s history. Focused on raising funds for three pillars—Access and Inclusion, Teaching and Learning Innovation, and Campus Redevelopment—the Campaign is creating a new future at BCIT as a destination for applied learning. Through INSPIRE, BCIT Foundation is helping today’s students become tomorrow’s leaders and continues to receive strong philanthropic support from industry, alumni, and individuals who recognize the importance of BCIT to the economic prosperity of BC. Learn more about the INSPIRE Campaign, including ways to join in building a strong and impactful community of philanthropy.

About Teck’s Copper & Health Program

Through its Copper & Health program, Teck has funded numerous initiatives across a range of industries and public facilities to help improve health and safety in high-traffic, high-touch areas through the installation of antimicrobial copper. Teck’s Copper & Health program has installed copper surfaces in a number of healthcare facilities, including Vancouver General Hospital and St. Paul’s Hospital, on public transit in partnership with TransLink and Toronto Transit Commission, throughout the terminal at Vancouver International Airport, in major attractions including Royal Ontario Museum and Science World, and in schools through partnerships with BCIT, SFU and UBC. Teck is a proud member of CHAIR Canada, the Coalition for Community and Healthcare Acquired Infection Reduction (chaircanada.org).

There is no commercial benefit to Teck from the increased use of antimicrobial copper as the amount of metal needed is very small; the goal of the program is to improve health and safety for communities.

For more information about the role of antimicrobial copper, the Copper & Health program, and other examples of copper in action, please visit copperstopsthespread.ca.

Teck Media Contact
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

BCIT Media Contact:

Amy Chen

Media and Communications Specialist, BCIT

778.384.7245

achen202@bcit.ca

Teck Investor Contact
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com